




ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. CS.150/2010

October 19, 2010

SUPPL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SEC Mail Processing
Section

OCT 19 2010

Washington, DC
110

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

[signature]

Oct 19, 10

10/22


ธนาคารกสิกรไทย
KASIKORNBANK

Ref. FA.023/2010

19 October 2010

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statements

Enclosed herewith, please find copies of the unreviewed financial statements for the third quarter ended 30 September 2010 in SET SMART compared with various time intervals of the financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(Banthoon Lamsam)

Chief Executive Officer and President



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2010	30 June 2010	Change	31 December 2009	**30 September 2010**	30 June 2010	Change	31 December 2009
ASSETS								
Cash	**23,716,144**	22,773,895	942,249	26,674,351	**23,714,854**	22,772,718	942,136	26,673,193
Interbank and money market items								
Domestic items								
Interest bearing	**71,955,143**	140,343,814	(68,388,671)	51,485,376	**71,270,942**	139,482,403	(68,211,461)	50,859,166
Non-interest bearing	**7,845,551**	2,351,023	5,494,528	2,081,084	**7,665,097**	2,188,950	5,476,147	1,974,761
Foreign items								
Interest bearing	**7,412,899**	3,858,899	3,554,000	8,875,160	**7,412,899**	3,858,899	3,554,000	8,875,160
Non-interest bearing	**328,982**	331,030	(2,048)	942,052	**328,982**	331,030	(2,048)	942,052
Total Interbank and Money Market Items - net	**87,542,575**	146,884,766	(59,342,191)	63,383,672	**86,677,920**	145,861,282	(59,183,362)	62,651,139
Investments								
Current investments - net	**81,407,879**	123,267,325	(41,859,446)	108,155,210	**78,777,549**	119,388,381	(40,610,832)	105,642,492
Long-term investments - net	**175,499,503**	110,610,860	64,888,643	146,681,827	**99,525,870**	39,798,479	59,727,391	84,748,287
Investments in subsidiaries and associated companies - net	**136,663**	145,408	(8,745)	146,883	**16,062,034**	16,057,034	5,000	17,055,310
Total Investments - net	**257,044,045**	234,023,593	23,020,452	254,983,920	**194,365,453**	175,243,894	19,121,559	207,446,089
Loans and accrued interest receivables								
Loans	**1,003,962,995**	978,565,812	25,397,183	943,377,995	**991,877,402**	969,046,674	22,830,728	933,888,523
Accrued interest receivables	**1,248,045**	1,200,665	47,380	1,051,070	**1,045,792**	1,001,776	44,016	1,009,721
Total Loans and Accrued Interest Receivables	**1,005,211,040**	979,766,477	25,444,563	944,429,065	**992,923,194**	970,048,450	22,874,744	934,898,244
Less Allowance for doubtful accounts	**(31,465,023)**	(31,119,862)	(345,161)	(29,526,489)	**(30,207,666)**	(29,873,805)	(333,861)	(28,346,633)
Less Revaluation allowance for debt restructuring	**(4,973,165)**	(5,225,947)	252,782	(4,518,401)	**(4,973,086)**	(5,225,807)	252,721	(4,493,038)
Total Loans and Accrued Interest Receivables - net	**968,772,852**	943,420,668	25,352,184	910,384,175	**957,742,442**	934,948,838	22,793,604	902,058,573
Properties foreclosed - net	**14,247,189**	14,103,165	144,024	14,958,668	**11,978,399**	11,787,164	191,235	11,877,926
Customers' liability under acceptances	**409,606**	507,663	(98,057)	573,763	**409,606**	507,663	(98,057)	573,763
Premises and equipment - net	**38,053,289**	38,176,327	(123,038)	37,819,694	**33,006,876**	33,058,650	(51,774)	32,442,001
Leasehold - net	**611,493**	642,969	(31,476)	698,655	**611,169**	642,969	(31,800)	698,508
Intangible assets - net	**15,265,841**	15,070,321	195,520	13,455,432	**11,999,655**	11,776,093	223,562	10,123,217
Derivative assets	**37,547,241**	23,613,379	13,933,862	21,640,274	**37,546,548**	23,613,379	13,933,169	21,640,274
Other assets - net	**15,731,599**	16,486,712	(755,113)	13,959,483	**11,211,861**	11,906,851	(694,990)	10,329,268
Total Assets	**1,458,941,874**	1,455,703,458	3,238,416	1,358,532,087	**1,369,264,783**	1,372,119,501	(2,854,718)	1,286,513,951



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2010	30 June 2010	Change	31 December 2009	30 September 2010	30 June 2010	Change	31 December 2009
LIABILITIES AND EQUITY								
Deposits								
Deposits in baht	1,025,747,481	1,014,063,066	11,684,415	962,552,861	1,027,146,837	1,015,564,098	11,582,739	965,125,274
Deposits in foreign currencies	16,569,286	14,464,361	2,104,925	12,939,061	16,569,286	14,464,361	2,104,925	12,939,061
Total Deposits	1,042,316,767	1,028,527,427	13,789,340	975,491,922	1,043,716,123	1,030,028,459	13,687,664	978,064,335
Interbank and money market items								
Domestic items								
Interest bearing	31,726,457	34,873,206	(3,146,749)	39,508,227	34,087,054	36,258,651	(2,171,597)	40,526,584
Non-interest bearing	2,894,155	2,977,395	(83,240)	2,316,183	3,050,626	3,356,007	(305,381)	2,319,058
Foreign items								
Interest bearing	5,219,318	5,155,426	63,892	4,679,906	5,219,318	5,155,426	63,892	4,679,906
Non-interest bearing	417,899	487,510	(69,611)	481,069	417,899	487,510	(69,611)	481,069
Total Interbank and Money Market Items	40,257,829	43,493,537	(3,235,708)	46,985,385	42,774,897	45,257,594	(2,482,697)	48,006,617
Liabilities payable on demand	13,238,911	20,307,988	(7,069,077)	12,755,625	13,238,706	20,297,487	(7,058,781)	12,747,902
Borrowings								
Short-term borrowings	43,248,920	53,949,418	(10,700,498)	37,403,727	41,404,613	53,385,897	(11,981,284)	37,327,431
Long-term borrowings	35,348,385	46,901,935	(11,553,550)	41,567,027	35,348,385	46,901,935	(11,553,550)	41,567,027
Total Borrowings	78,597,305	100,851,353	(22,254,048)	78,970,754	76,752,998	100,287,832	(23,534,834)	78,894,458
Bank's liability under acceptances	409,606	507,663	(98,057)	573,763	409,606	507,663	(98,057)	573,763
Provisions	6,321,827	5,669,027	652,800	6,372,265	6,114,363	5,468,239	646,124	4,810,081
Derivative liabilities	35,434,772	22,475,308	12,959,464	25,109,236	35,434,772	22,474,021	12,960,751	25,109,142
Life policy reserve	72,234,924	68,333,082	3,901,842	59,914,391	-	-	-	-
Other liabilities	26,020,113	27,322,016	(1,301,903)	20,402,656	20,581,560	21,399,349	(817,789)	16,351,179
Total Liabilities	1,314,832,054	1,317,487,401	(2,655,347)	1,226,575,997	1,239,023,025	1,245,720,644	(6,697,619)	1,164,557,477



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2010	30 June 2010	Change	31 December 2009	30 September 2010	30 June 2010	Change	31 December 2009
Equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 par value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and paid-up share capital								
2,393,260,193 ordinary shares, Baht 10 par value	23,932,602	23,932,602	-	23,932,602	23,932,602	23,932,602	-	23,932,602
Premium on ordinary shares	18,103,110	18,103,110	-	18,103,110	18,103,110	18,103,110	-	18,103,110
Appraisal surplus on asset revaluation	10,641,918	10,682,664	(40,746)	10,766,987	10,641,918	10,682,664	(40,746)	10,766,987
Revaluation surplus on investments	3,293,408	2,352,168	941,240	1,486,967	2,456,399	2,036,154	420,245	1,367,828
Retained earnings								
Appropriated								
Legal reserve	3,050,000	3,050,000	-	3,050,000	3,050,000	3,050,000	-	3,050,000
Unappropriated	74,078,077	70,148,532	3,929,545	65,726,723	72,057,729	68,594,327	3,463,402	64,735,947
Total equity attributable to equity holders of the Bank	133,099,115	128,269,076	4,830,039	123,066,389	130,241,758	126,398,857	3,842,901	121,956,474
Minority interests	11,010,705	9,946,981	1,063,724	8,889,701	-	-	-	-
Total Equity	144,109,820	138,216,057	5,893,763	131,956,090	130,241,758	126,398,857	3,842,901	121,956,474
Total Liabilities and Equity	1,458,941,874	1,455,703,458	3,238,416	1,358,532,087	1,369,264,783	1,372,119,501	(2,854,718)	1,286,513,951
Off-balance sheet items - contingencies								
Aval to bills and guarantees of loans	3,550,056	3,659,586	(109,530)	2,454,273	3,550,056	3,659,586	(109,530)	2,454,273
Liability under unmatured import bills	7,066,355	7,313,863	(247,508)	7,542,167	7,066,355	7,313,863	(247,508)	7,542,167
Letters of credit	21,156,127	20,352,724	803,403	21,152,003	21,156,127	20,352,724	803,403	21,152,003
Other contingencies	2,754,323,199	2,553,645,957	200,677,242	2,779,690,361	2,754,972,885	2,553,703,088	201,269,797	2,779,609,550



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q3/10	Q2/10	Change	Q3/09	Q3/10	Q2/10	Change	Q3/09
Interest and dividend income								
Loans	12,673,104	12,206,869	466,235	11,333,792	12,932,744	12,474,890	457,854	11,668,931
Interbank and money market items	589,383	546,164	43,219	285,939	585,055	541,583	43,472	285,874
Finance leases	733,477	704,014	29,463	636,602	-	-	-	-
Investments	1,903,451	1,980,938	(77,487)	954,310	1,258,547	1,446,488	(187,941)	1,084,238
Total interest and dividend Income	15,899,415	15,437,985	461,430	13,210,643	14,776,346	14,462,961	313,385	13,039,043
Interest expense								
Deposits	1,671,649	1,645,876	25,773	1,602,410	1,672,203	1,644,820	27,383	1,601,492
Interbank and money market items	463,501	373,687	89,814	193,514	466,287	375,753	90,534	194,935
Short-term borrowings	185,001	227,999	(42,998)	265,676	187,320	229,899	(42,579)	267,633
Long-term borrowings	476,634	489,982	(13,348)	455,375	488,247	499,751	(11,504)	459,696
Total interest expense	2,796,785	2,737,544	59,241	2,516,975	2,814,057	2,750,223	63,834	2,523,756
Net income from interest and dividends	13,102,630	12,700,441	402,189	10,693,668	11,962,289	11,712,738	249,551	10,515,287
Bad debt and doubtful accounts	1,328,923	824,963	503,960	1,862,483	1,298,099	784,181	513,918	1,845,109
Loss on debt restructuring	266,543	903,152	(636,609)	355,282	266,421	903,099	(636,678)	354,836
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	11,507,164	10,972,326	534,838	8,475,903	10,397,769	10,025,458	372,311	8,315,342
Non-interest income								
Gain on investments	258,690	380,908	(122,218)	161,412	134,915	321,912	(186,997)	159,830
Share of profit from investments on equity method	1,255	1,909	(654)	(1,099)	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	405,115	378,981	26,134	378,345	405,115	378,981	26,134	378,345
Others	5,384,481	4,968,045	416,436	4,892,580	5,146,377	4,704,788	441,589	4,236,805
Gain on exchanges	1,098,785	927,771	171,014	1,033,290	1,101,883	928,498	173,385	1,033,101
Net premium written	7,111,322	7,887,742	(776,420)	-	-	-	-	-
Other income	193,771	454,442	(260,671)	169,567	281,542	432,037	(150,495)	168,417
Total non-interest income	14,453,419	14,999,798	(546,379)	6,634,095	7,069,832	6,766,216	303,616	5,976,498
Non-interest expenses								
Personnel expenses	4,170,156	4,036,946	133,210	3,330,687	3,182,144	3,107,716	74,428	2,705,022
Premises and equipment expenses	2,586,412	2,496,438	89,974	1,992,932	2,451,977	2,461,957	(9,980)	2,162,507
Taxes and duties	622,025	569,514	52,511	497,959	576,645	559,270	17,375	486,895
Fees and service expenses	1,079,698	1,264,067	(184,369)	1,149,720	1,328,719	1,271,376	57,343	1,143,469
Directors' remuneration	25,263	57,474	(32,211)	23,031	22,098	48,291	(26,193)	23,031
Contributions to Deposit Protection Agency	990,304	1,010,313	(20,009)	910,489	990,304	1,010,313	(20,009)	910,489
Underwriting expenses	6,296,816	6,836,431	(539,615)	-	-	-	-	-
Other expenses	2,077,120	2,084,853	(7,733)	1,603,558	2,013,083	2,138,494	(125,411)	1,703,912
Total non-interest expenses	17,847,794	18,356,036	(508,242)	9,508,376	10,564,970	10,597,417	(32,447)	9,135,325
Income before income tax	8,112,789	7,616,088	496,701	5,601,622	6,902,631	6,194,257	708,374	5,156,515
Income tax expense	2,791,189	2,386,816	404,373	1,881,656	2,283,345	1,826,276	457,069	1,743,891
Net income	5,321,600	5,229,272	92,328	3,719,966	4,619,286	4,367,981	251,305	3,412,624
Net income attributable to:								
Equity holders of the Bank	5,085,444	4,763,418	322,026	3,719,961	4,619,286	4,367,981	251,305	3,412,624
Minority interest	236,156	465,854	(229,698)	5	-	-	-	-
Net income	5,321,600	5,229,272	92,328	3,719,966	4,619,286	4,367,981	251,305	3,412,624
Basic earnings per share (Baht)	2.12	1.99	0.13	1.55	1.93	1.83	0.10	1.43
Weighted average number of ordinary shares ('000)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,393,260	-	2,393,260



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the nine-month periods ended 30 September 2010 and 2009

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2010	2009	Change	2010	2009	Change
Interest and dividend income						
Loans	36,594,742	36,439,259	155,483	37,380,235	37,421,172	(40,937)
Interbank and money market items	1,523,612	1,151,211	372,401	1,511,278	1,151,058	360,220
Finance leases	2,127,404	1,818,071	309,333	-	-	-
Investments	5,673,106	3,133,828	2,539,278	4,122,363	3,861,202	261,161
Total interest and dividend Income	45,918,864	42,542,369	3,376,495	43,013,876	42,433,432	580,444
Interest expense						
Deposits	5,001,098	7,163,018	(2,161,920)	4,999,574	7,162,865	(2,163,291)
Interbank and money market items	1,179,791	369,487	810,304	1,186,332	372,494	813,838
Short-term borrowings	596,578	1,208,329	(611,751)	602,892	1,216,972	(614,080)
Long-term borrowings	1,473,972	1,602,552	(128,580)	1,503,746	1,607,893	(104,147)
Total interest expense	8,251,439	10,343,386	(2,091,947)	8,292,544	10,360,224	(2,067,680)
Net income from interest and dividends	37,667,425	32,198,983	5,468,442	34,721,332	32,073,208	2,648,124
Bad debt and doubtful accounts	2,259,542	4,841,756	(2,582,214)	2,155,357	4,762,135	(2,606,778)
Loss on debt restructuring	2,762,718	2,282,988	479,730	2,762,319	2,282,260	480,059
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	32,645,165	25,074,239	7,570,926	29,803,656	25,028,813	4,774,843
Non-interest income						
Gain on investments	861,083	624,417	236,666	581,297	619,645	(38,348)
Share of profit from investments on equity method	4,737	4,542	195	-	-	-
Fees and service income						
Acceptances, aval and guarantees	1,158,516	1,016,369	142,147	1,158,516	1,016,369	142,147
Others	15,236,993	13,137,968	2,099,025	14,591,636	11,426,175	3,165,461
Gain on exchanges	2,881,532	3,036,715	(155,183)	2,887,393	3,036,739	(149,346)
Net premium written	21,928,049	-	21,928,049	-	-	-
Other income	950,036	446,278	503,758	950,755	416,989	533,766
Total non-interest income	43,020,946	18,266,289	24,754,657	20,169,597	16,515,917	3,653,680
Non-interest expenses						
Personnel expenses	12,161,232	10,037,871	2,123,361	9,304,614	8,209,068	1,095,546
Premises and equipment expenses	7,600,259	5,923,314	1,676,945	7,410,055	6,365,522	1,044,533
Taxes and duties	1,774,105	1,577,259	196,846	1,652,056	1,540,127	111,929
Fees and service expenses	3,738,784	3,262,708	476,076	4,020,629	3,229,506	791,123
Directors' remuneration	98,234	78,311	19,923	83,476	78,311	5,165
Contributions to Deposit Protection Agency	2,978,928	2,656,856	322,072	2,978,928	2,656,856	322,072
Underwriting expenses	19,147,864	-	19,147,864	-	-	-
Other expenses	5,676,385	3,907,191	1,769,194	5,544,658	4,237,031	1,307,627
Total non-interest expenses	53,175,791	27,443,510	25,732,281	30,994,416	26,316,421	4,677,995
Income before income tax	22,490,320	15,897,018	6,593,302	18,978,837	15,228,309	3,750,528
Income tax expense	7,278,820	4,672,755	2,606,065	5,795,649	4,307,012	1,488,637
Net income	15,211,500	11,224,263	3,987,237	13,183,188	10,921,297	2,261,891
Net income attributable to:						
Equity holders of the Bank	14,212,774	11,224,257	2,988,517	13,183,188	10,921,297	2,261,891
Minority interest	998,726	6	998,720	-	-	-
Net income	15,211,500	11,224,263	3,987,237	13,183,188	10,921,297	2,261,891
Basic earnings per share (Baht)	5.94	4.69	1.25	5.51	4.56	0.95
Weighted average number of ordinary shares ('000)	2,393,260	2,393,260	-	2,393,260	2,393,260	-


ธนาคารกสิกรไทย
KASIKORNBANK

Summary of the Bank and subsidiaries' operating performance

Million Baht

	Q3/10	Q2/10	Q3/09	Nine-month 2010	Nine-month 2009
Net income (equity holders of the Bank)	5,085	4,763	3,720	14,213	11,224
Basic earnings per share (Baht)	2.12	1.99	1.55	5.94	4.69
Net income from interest and dividends	13,103	12,700	10,694	37,667	32,199
Non-interest income	14,453	15,000	6,634	43,021	18,266

Million Baht

	30 Sep 10	30 Jun 10	31 Dec 09
Loans	1,003,963	978,566	943,378
Total assets	1,458,942	1,455,703	1,358,532
Deposits	1,042,317	1,028,527	975,492
Total liabilities	1,314,832	1,317,487	1,226,576
Non-performing loans, net (%)	1.59%	1.62%	1.91%
Non-performing loans, gross (%)	3.18%	3.19%	3.76%
Capital adequacy ratio (%)	15.39%	15.02%	15.19%

Financial Ratios	Consolidated			Consolidated without MTGH Group consolidation		
	Q3/10	Q2/10	Q3/09	Q3/10	Q2/10	Q3/09
Net interest margin	3.87%	3.78%	3.75%	3.79%	3.69%	3.75%
Return on average assets	1.40%	1.32%	1.22%	1.44%	1.32%	1.22%
Return on average equity	15.57%	14.86%	12.62%	15.23%	14.05%	12.62%
Non-interest income to average assets	3.97%	4.17%	2.18%	2.28%	2.20%	2.18%
Non-interest income ratio	52.45%	54.15%	38.28%	39.19%	38.85%	38.28%
Efficiency ratio	64.77%	66.27%	54.88%	54.70%	57.21%	54.88%

	Consolidated Nine-month 2010	Consolidated Nine-month 2009	Without MTGH Nine-month 2010	Without MTGH Nine-month 2009
Net interest margin	3.84%	3.62%	3.78%	3.62%
Return on average assets	1.35%	1.18%	1.38%	1.18%
Return on average equity	14.80%	12.85%	14.40%	12.85%
Non-interest income to average assets	4.07%	1.91%	2.23%	1.91%
Non-interest income ratio	53.32%	36.20%	38.88%	36.20%
Efficiency ratio	65.90%	54.38%	56.22%	54.38%

Note - Consolidated means KASIKORNBANK PUBLIC COMPANY LIMITED, K Companies, P Companies, companies in MTGH Group and other subsidiaries
- Financial ratios are calculated on an annualized basis


ธนาคารกสิกรไทย
KASIKORNBANK

In the third quarter of 2010, the Bank and subsidiaries reported net income of Baht 5,085 Million, a rise of Baht 322 Million or 6.76% over the previous quarter. KASIKORNBANKGROUP's net income from interest and dividends in this quarter increased Baht 403 Million or 3.17%, as compared with 2010 second quarter. Meanwhile, the net interest margin (NIM) stood at 3.87%, in line with the rising trend of interest rate. In order to enhance sustainable potential of KASIKORNBANKGROUP in terms of business undertakings and profitability, the Bank has expanded its investment in life insurance business to increase the non-interest income earnings and to upgrade the efficiency of life insurance product offering. As a result, most non-interest income was incurred from net premium written from life insurance business. In addition, the fees and service income continued to rise, in accordance with the customer centric strategy, thus resulting in continued growth of new customer base. The non-interest expenses mostly consisted of the underwriting expenses from life insurance business. The Efficiency ratio in this quarter equaled 64.77%, an improvement from the previous quarter's record of 66.27%. Without MTGH Group consolidation, the Efficiency ratio would be 54.70%, an improvement from the previous quarter's record of 57.21%.

As of 30 September 2010, KASIKORNBANKGROUP's assets totaled Baht 1,458,942 Million which mainly was loans. Total loans amounted to Baht 1,003,963 Million, increased by Baht 25,397 Million or 2.60% compared to 30 June 2010. Compared to 31 December 2009, the KASIKORNBANKGROUP's assets and loans increased by Baht 100,410 Million or 7.39% and Baht 60,585 Million or 6.42%, respectively. The NPL gross as of 30 September 2010 was 3.18%, which was close to of the previous quarter.

As a result of additional investment in Muang Thai Life Assurance Company Limited ("MTL") via investment in shares of Muangthai Group Holding Company Limited ("MTGH") on 30 November 2009, the financial statements for the third quarter and the nine-month period of 2009 for comparison did not reflect financial position and operating performance of those companies.

Analysis of consolidated operating performance of Q3/10

>> Consolidated statements of income

Million Baht

	Q3/10	Q2/10	Change	Nine-month 2010	Nine-month 2009	Change
Interest and dividend income	15,900	15,438	462	45,919	42,542	3,377
Interest expense	2,797	2,738	59	8,252	10,343	(2,091)
Net income from interest and dividends	13,103	12,700	403	37,667	32,199	5,468
Bad debt and doubtful accounts	1,329	825	504	2,259	4,842	(2,583)
Loss on debt restructuring	267	903	(636)	2,763	2,283	480
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	11,507	10,972	535	32,645	25,074	7,571
Non-interest income	14,453	15,000	(547)	43,021	18,266	24,755
Non-interest expenses	17,848	18,356	(508)	53,176	27,443	25,733
Income before income tax	8,112	7,616	496	22,490	15,897	6,593
Income tax expenses	2,791	2,387	404	7,279	4,673	2,606
Net income	5,321	5,229	92	15,211	11,224	3,987
Net income attributable to:						
Equity holders of the Bank	5,085	4,763	322	14,213	11,224	2,989
Minority interest	236	466	(230)	998	-	998
Net income	5,321	5,229	92	15,211	11,224	3,987

In the third quarter of 2010, the Bank and subsidiaries recorded net income amounting to Baht 5,085 Million, increased from the preceding quarter by Baht 322 Million or 6.76%. The items having significant changes are as follows:

❑ **Interest and dividend income,** increased by Baht 462 Million or 2.99% over the preceding quarter.

Million Baht

	Q3/10	Q2/10	Change	Nine-month 2010	Nine-month 2009	Change
Loans	12,673	12,207	466	36,595	36,439	156
Interbank and money market items	589	546	43	1,524	1,151	373
Finance leases	734	704	30	2,127	1,818	309
Investments	1,904	1,981	(77)	5,673	3,134	2,539
Total	15,900	15,438	462	45,919	42,542	3,377

- **Interest income from loans**, increased from the previous quarter by Baht 466 Million or 3.82%, as a result of the increase in average loan balance and the increase in lending rates during the period.



- **Interest expense**, increased from the preceding quarter by Baht 59 Million or 2.15%.

Million Baht

	Q3/10	Q2/10	Change	Nine-month 2010	Nine-month 2009	Change
Deposits	1,672	1,646	26	5,001	7,163	(2.162)
Interbank and money market items	463	374	89	1,180	369	811
Short-term borrowings	185	228	(43)	597	1,208	(611)
Long-term borrowings	477	490	(13)	1,474	1,603	(129)
Total	2,797	2,738	59	8,252	10,343	(2.091)

- **Bad debt and doubtful accounts and loss on debt restructuring**

Bad debt and doubtful accounts and loss on debt restructuring totaled Baht 1,596 Million, decreased over the preceding quarter by Baht 132 Million or 7.64%.

Million Baht

	Q3/10	Q2/10	Change	Nine-month 2010	Nine-month 2009	Change
Bad debt and doubtful accounts						
The Bank						
>> change in this quarter/year	1,565	1,687	(122)	4,918	7,045	(2,127)
>> compensate for loss on debt restructuring	(267)	(903)	636	(2,763)	(2,283)	(480)
Subsidiaries						
>> Increase in this quarter/year	31	41	(10)	104	80	24
Total bad debt and doubtful accounts	1,329	825	504	2,259	4,842	(2,583)
Loss on debt restructuring	267	903	(636)	2,763	2,283	480
Total	1,596	1,728	(132)	5,022	7,125	(2,103)

- **Non-interest income**, decreased from the preceding quarter by Baht 547 Million or 3.65%. The decrease was due mainly to net premium written from MTL.

Million Baht

	Q3/10	Q2/10	Change	Nine-month 2010	Nine-month 2009	Change
Gain on investments	259	381	(122)	861	624	237
Share of profit from investments on equity method	1	2	(1)	5	5	-
Fees and service income	5,789	5,347	442	16,395	14,154	2,241
Gain on exchanges	1,099	928	171	2,882	3,037	(155)
Net premium written	7,111	7,887	(776)	21,928	-	21,928
Other income	194	455	(261)	950	446	504
Total	14,453	15,000	(547)	43,021	18,266	24,755


ธนาคารกสิกรไทย
KASIKORNBANK

- **Non-interest expenses,** decreased from the preceding quarter by Baht 508 Million or 2.77%. The decrease was due mainly to underwriting expenses from MTL.

Million Baht

	Q3/10	Q2/10	Change	Nine-month 2010	Nine-month 2009	Change
Personnel expenses	4,170	4,037	133	12,161	10,038	2,123
Premises and equipment expenses	2,587	2,496	91	7,600	5,923	1,677
Taxes and duties	622	570	52	1,774	1,577	197
Fee and service expenses	1,080	1,264	(184)	3,739	3,263	476
Directors' remuneration	25	58	(33)	98	78	20
Contributions to Deposit Protection Agency	990	1,010	(20)	2,979	2,657	322
Underwriting expenses	6,297	6,836	(539)	19,148	-	19,148
Other expenses	2,077	2,085	(8)	5,677	3,907	1,770
Total	17,848	18,356	(508)	53,176	27,443	25,733

- **Net Operation performance of the Bank's subsidiaries (Unreviwed)** – reflected in the consolidated financial statements in accordance with the holding % held by the Bank

Million Baht

Net income	Q3/10	Q2/10	Change	Nine-month 2010	Nine-month 2009	Change
K Companies*	454	356	98	1,126	793	333
Companies in MTGH Group*	453**	829**	(376)	1,834**	-	1,834
Other subsidiaries *	81	62	19	180	230	(50)
Total	988	1,247	(259)	3,140	1,023	2,117

* % holding - The Bank hold 100% of shares in K Companies and other subsidiaries

- The Bank hold directly and indirectly % of shares in companies in MTGH Group as follows :
  - Muangthai Group Holding Company Limited 51.00%
  - Muang Thai Life Assurance Company Limited 38.25%
  - Muangthai Broker Company Limited 49.98%

** Excluding inter transactions among the Group

Analysis of consolidated financial position of Q3/2010

>> Assets

Million Baht

	30 Sep 10	30 Jun 10	Change	31 Dec 09	Change
Total Assets	1,458,942	1,455,703	3,239	1,358,532	100,410
■ Interbank and money market items-net	87,543	146,885	(59,342)	63,384	24,159
■ Investments-net	257,044	234,024	23,020	254,984	2,060
- Debt instruments	244,465	222,932	21,533	243,625	840
- Equity securities	12,579	11,092	1,487	11,359	1,220
Loans and accrued interest receivables-net	968,773	943,421	25,352	910,384	58,389
■ Derivatives-net *	2,113	1,138	975	(3,469)	5,582
- Derivative assets	37,547	23,613	13,934	21,640	15,907
- Derivative liabilities	35,434	22,475	12,959	25,109	10,325

* the net presentation is for analysis of consolidated financial position only

The items of **Assets** having significant changes are as follows:

- **Interbank and money market items-net (assets),** decreased by Baht 59,342 Million or 40.40% as a result of the Bank liquidity management.
- **Investments–net,** increased by Baht 23,020 Million or 9.84% as a result of higher investments in government bonds.
- **Loans and accrued interest receivables-net**

Million Baht

	30 Sep 10	30 Jun 10	Change	31 Dec 09	Change
Loans	1,003,963	978,566	25,397	943,378	60,585
• Restructured loans	75,383	77,653	(2,270)	77,188	(1,805)
- Performing Restructured loans	58,670	59,950	(1,280)	58,913	(243)
- Non-performing Restructured loans	16,713	17,703	(990)	18,275	(1,562)
• Non-restructured loans	928,580	900,913	27,667	866,190	62,390
Accrued interest receivables	1,248	1,200	48	1,051	197
Total Loans and accrued interest receivables	1,005,211	979,766	25,445	944,429	60,782
Less Allowance for doubtful accounts	(31,465)	(31,119)	(346)	(29,527)	(1,938)
Revaluation allowance for debt restructuring	(4,973)	(5,226)	253	(4,518)	(455)
Total Loans and accrued interest receivables-net	968,773	943,421	25,352	910,384	58.389

- **Loans**, increased by Baht 25,397 Million, or 2.60%, due mainly to the increases in loan for working capital to support business liquidity, commercial loans and housing loans.



- **Classified Loans**

Million Baht

	30 Sep 10				30 Jun 10			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	941,800	324,164	1	3,242	918,078	312,391	1	3,124
Special mention	20,129	5,014	2	100	19,235	4,315	2	86
Sub-standard	3,945	1,548	100	1,548	4,673	1,693	100	1,693
Doubtful	7,043	2,622	100	2,622	7,407	2,562	100	2,562
Doubtful of Loss	22,542	12,677	100	12,677	23,004	13,234	100	13,234
Total	995,459	346,025		20,189	972,397	334,195		20,699
Revaluation allowance for debt restructuring				4,973				5,226
Total				25,162				25,925
Allowance established in excess of BOT regulations for NPL and Normal loans				11,160				10,298
Credit balance transaction	4,264			-	2,078			-
Loans from life insurance business	5,488			116	5,291			122
Total	1,005,211			36,438	979,766			36,345

	31 Dec 09			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	879,546	282,937	1	2,829
Special mention	20,194	3,956	2	79
Sub-standard	9,240	3,065	100	3,061
Doubtful	7,805	3,020	100	3,020
Doubtful of Loss	20,281	11,261	100	11,261
Total	937,066	304,239		20,250
Revaluation allowance for debt restructuring				4,506
Total				24,756
Allowance established in excess of BOT regulations for NPL and Normal loans				9,141
Credit balance transaction	2,676			-
Loans from life insurance business	4,687			148
Total	944,429			34,045

- **Derivatives-net,** increased by Baht 975 Million as a result of Baht appreciation against US Dollar as well as the increase of forward exchange contracts and interest rate swaps. However, the Bank has maintained square position in its significant opened position with counterparties, resulting in insignificant net position.

(THB : USD)

	30 Sep 10	30 Jun 10	Change	31 Dec 09	Change
Mid Rate	30.42	32.44	(2.02)	33.37	(2.95)

>> Liabilities and Equity

Million Baht

	30 Sep 10	30 Jun 10	Change	31 Dec 09	Change
Total Liabilities	1,314,832	1,317,487	(2,655)	1,226,576	88,256
▪ Deposits	1,042,317	1,028,527	13,790	975,492	66,825
▪ Borrowings	78,597	100,851	(22,254)	78,971	(374)
Equity (equity holders of the Bank)	133,099	128,269	4,830	123,066	10,033

The items of **Liabilities** and **Equity** having significant changes are as follows:

- **Deposits,** increased by Baht 13,790 Million or 1.34%, due mainly to increases in saving and time deposits for campaigns to provide greater alternative for the customers.

- **Borrowings,** decreased by Baht 22,254 Million or 22.07%, due mainly to the redemption of Subordinated Debentures KASIKORNBANK PCL No.3 and the maturity of Bill of Exchange.

- **Equity (equity holders of the Bank),** increased by Baht 4,830 Million or 3.77% as a result of net income generated during the third quarter of 2010 amounting to Baht 5,085 Million.

- **Contingencies** Under normal business operations in strict compliance with the laws, the Bank may be a subject in the civil suits. As of 30 September 2010 and 30 June 2010, total claims against the Bank amounts to Baht 10,157 Million and Baht 10,071 Million, respectively. Such claims have been disclosed in the notes to the financial statements on a quarterly basis.

  One of the pending civil cases against KBank is now in deliberation process of the Hong Kong Final Court of Appeal with the final ruling is expected by the end of 2010. This case involved the Bank as the defendant in the litigation by liquidator of Akai Holdings Limited at Hong Kong Court, with total claim for damage of USD 52.81 Million, plus interest. As of 30 September 2010, the Bank has provided for such estimated contingent liabilities by assessing the status of such the case, which is the consistent methodology that has been applied to other legal cases.

  In the event that final rulings are not favorable to the Bank, the Management believes that any liability resulting from such cases will not be material to the Bank's financial position or on the results of its operations.


ธนาคารกสิกรไทย
KASIKORNBANK

>> Capital Funds

Million Baht

	30 Sep 10	30 Jun 10	Change	31 Dec 09	Change
Tier 1 Capital	112,483	105,020	7,463	102,961	9,522
Tier 2 Capital	51,440	50,798	642	49,530	1,910
Total Capital Base	163,923	155,818	8,105	152,491	11,432
Risk weighted assets	1,065,374	1,037,529	27,845	1,004,092	61,282
Tier 1 Capital ratio	10.56%	10.12%	0.44	10.25%	0.31
Capital adequacy ratio	15.39%	15.02%	0.37	15.19%	0.20


ธนาคารกสิกรไทย
KASIKORNBANK

Investment, Loans and allowance for doubtful accounts, Properties foreclosed and Deposits

	Consolidated (Million Baht)				
	30 Sep 10	**30 Jun 10**	**31 Mar 10**	**31 Dec 09**	**30 Sep 09**
Investments					
Debt Instruments	244,465	222,932	260,718	243,625	176,527
▪ Government and state enterprise securities					
>> Trading investments	19,480	5,742	8,569	8,094	3,765
>> Available-for-sale investments	148,653	143,422	182,180	164,765	155,674
>> Held-to-maturity investments	50,184	46,859	44,802	43,205	4,246
▪ Private enterprise debt instruments					
>> Trading investments	383	338	495	14	72
>> Available-for-sale investments	1,491	1,185	1,189	1,707	1,357
>> Held-to-maturity investments	16,408	16,801	15,587	12,976	-
▪ Foreign debt instruments					
>> Available-for-sale investments	5,790	6,457	6,442	11,258	11,309
>> Held-to-maturity investments	2,076	2,128	1,454	1,606	104
Equity Securities	12,579	11,092	11,383	11,359	3,362
>> Trading investments	344	310	314	313	285
>> Available-for-sale investments	10,326	8,700	8,868	8,816	909
>> General investments	1,772	1,937	2,067	2,083	2,025
>>Investment in subsidiaries & associated companies	137	145	134	147	143
Total investments-net	257,044	234,024	272,101	254,984	179,889
Loans, Accrued interest receivables and Allowance for doubtful accounts					
Non- performing loans net (NPL net)	16,384	17,410	18,078	18,473	17,404
Total loans used for NPL net ratio calculation (Loans net)	1,032,040	1,077,712	1,022,623	968,524	958,358
NPL net to total loans (% NPL net)	1.59	1.62	1.77	1.91	1.82
Non-performing loan gross (NPL gross)	33,353	34,910	36,521	37,152	36,180
Total loans used for NPL gross ratio calculation (Loans gross)	1,049,009	1,095,212	1,041,067	987,203	977,134
NPL gross to total loans (% NPL gross)	3.18	3.19	3.51	3.76	3.70
Written off loans	1,563	861	546	1,540	1,042
Restructured loans	75,383	77,653	77,412	77,188	78,801
Classified loans					
>> Pass	941,800	918,078	900,102	879,546	827,693
>> Special mention	20,129	19,235	19,974	20,194	18,418
>> Sub-standard	3,945	4,673	6,777	9,240	8,463
>> Doubtful	7,043	7,407	8,152	7,805	8,125
>> Doubtful of Loss	22,542	23,004	21,768	20,281	19,769
Total	995,459	972,397	956,773	937,066	882,468
Credit balance transaction	4,264	2,078	1,857	2,676	1,704
Loans from life insurance business	5,488	5,291	5,191	4,687	-
Total	1,005,211	979,766	963,821	944,429	884,172
Allowance for doubtful accounts	36,438	36,345	35,263	34,045	33,077
Allowance as required by BOT	25,162	25,925	25,352	24,756	24,458
Allowance to allowance as required by BOT (%)	144.81	140.19	139.09	137.52	135.24
Properties foreclosed-net					
Properties foreclosed	15,799	15,582	15,491	16,654	15,895
Less Allowance for impairment	(1,552)	(1,479)	(1,444)	(1,695)	(1,580)
Properties foreclosed-net	14,247	14,103	14,047	14,959	14,315
Deposits					
>> Current	57,748	55,024	53,693	54,743	48,017
>> Saving	630,613	607,706	591,785	537,742	508,397
>> Fixed 3 - 5 months	163,295	185,406	196,981	166,793	177,066
>> Fixed 6 - 11 months	36,145	30,354	44,453	96,881	95,123
>> Fixed 12 months and upward	154,516	150,037	121,024	119,333	109,587
Total deposits	1,042,317	1,028,527	1,007,936	975,492	938,190



Capital Funds

	%(1)					%(2)				
	30 Sep 10	**30 Jun 10**	**31 Mar 10**	**31 Dec 09**	**30 Sep 09**	**30 Sep 10**	**30 Jun 10**	**31 Mar 10**	**31 Dec 09**	**30 Sep 09**
Capital adequacy ratio										
Tier 1 Capital ratio	10.56	10.12	10.09	10.25	10.90	10.97	10.95	11.16	10.94	11.24
Tier 2 Capital ratio	4.83	4.90	4.94	4.94	5.42	4.80	4.90	4.93	4.93	5.40
Capital adequacy ratio	15.39	15.02	15.03	15.19	16.32	15.77	15.85	16.09	15.87	16.64

(1) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(2) Including net profit of each period and other transactions be counted as the capital funds.



Financial Highlights – Consolidated financial statements

As of or for the quarter ended		30 Sep 10	30 Jun 10	%Change	31 Mar 10	31 Dec 09	30 Sep 09
Common share information:							
Per share (Baht)	- basic earnings	2.12	1.99	6.53	1.82	1.53	1.55
	- book value	55.61	53.60	3.75	53.56	51.42	49.83
Share price [1](Baht)	- high	117.00	103.00	13.59	100.50	91.00	83.00
	- low	90.50	82.25	10.03	77.25	76.25	61.25
	- closing	117.00	90.75	28.93	96.50	85.00	82.50
Common shares							
outstanding	- average basic (thousand shares)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,393,260
	- end of quarter (thousand shares)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,393,260
Market capitalization (Million Baht)		280,011	217,188	28.93	230,950	203,427	197,444
Value measures:							
Price to book value ratio (PBV)		2.10	1.69	24.26	1.80	1.65	1.66
Balance sheet information (Million Baht)							
Loans		1,003,963	978,566	2.60	962,646	943,378	883,049
Allowance for doubtful accounts and revaluation allowance for debt restructuring		36,438	36,345	0.26	35,263	34,045	33,077
Non-performing loans net (NPL net)		16,384	17,410	(5.89)	18,078	18,473	17,404
Non-performing loans gross (NPL gross)		33,353	34,910	(4.46)	36,521	37,152	36,180
Total assets		1,458,942	1,455,703	0.22	1,422,290	1,358,532	1,242,008
Deposits		1,042,317	1,028,527	1.34	1,007,936	975,492	938,190
Total liabilities		1,314,832	1,317,487	(0.20)	1,284,712	1,226,576	1,122,740
Equity (equity holders of the Bank)		133,099	128,269	3.77	128,172	123,066	119,268
Average assets		1,457,323	1,438,997	1.27	1,390,411	1,300,270	1,214,926
Average earning assets[2]		1,355,237	1,344,117	0.83	1,295,178	1,214,559	1,140,202
Average equity (equity holders of the Bank)		130,684	128,221	1.92	125,619	121,167	117,946
Balance sheet quality measures:							
Loans to deposits ratio		96.32%	95.14%	1.18	95.51%	96.71%	94.12%
NPL net to loans[3]		1.59%	1.62%	(0.03)	1.77%	1.91%	1.82%
NPL gross to loans[4]		3.18%	3.19%	(0.01)	3.51%	3.76%	3.70%
Total allowance to loans		3.63%	3.71%	(0.08)	3.66%	3.61%	3.75%
Total allowance to NPL gross		109.25%	104.11%	5.14	96.56%	91.64%	91.42%
NPL gross after allowance (Million Baht)		(3,085)	(1,435)	114.98	1,258	3,107	3,103
Operating results (Million Baht)							
Interest and dividend income		15,900	15,438	2.99	14,581	13,854	13,211
Interest expense		2,797	2,738	2.15	2,717	2,678	2,517
Net income from interest and dividends		13,103	12,700	3.17	11,864	11,176	10,694
Bad debt and doubtful accounts and loss on debt restructuring		1,596	1,728	(7.64)	1,698	2,278	2,218
Non-interest income		14,453	15,000	(3.65)	13,568	9,023	6,634
Non-interest expenses		17,848	18,356	(2.77)	16,972	12,707	9,508
Total income[5]		27,556	27,700	(0.52)	25,432	20,199	17,328
Net income (equity holders of the Bank)		5,085	4,763	6.76	4,364	3,668	3,720



Financial Highlights – Consolidated financial statements (continued)

As of or for the quarter ended	Consolidated [6]					Consolidated without MTGH Group consolidation				
	30 Sep 10	**30 Jun 10**	**31 Mar 10**	**31 Dec 09**	**30 Sep 09**	**30 Sep 10**	**30 Jun 10**	**31 Mar 10**	**31 Dec 09**	**30 Sep 09**
Operating measure:										
Net interest margin (NIM) [7]	3.87%	3.78%	3.66%	3.68%	3.75%	3.79%	3.69%	3.63%	3.68%	3.75%
Return on average assets (ROAA) [7]	1.40%	1.32%	1.26%	1.13%	1.22%	1.44%	1.32%	1.31%	1.13%	1.22%
Return on average equity (ROAE) [7]	15.57%	14.86%	13.90%	12.11%	12.62%	15.23%	14.05%	13.80%	11.82%	12.62%
Non-interest income to average assets [7]	3.97%	4.17%	3.90%	2.78%	2.18%	2.28%	2.20%	2.13%	2.14%	2.18%
Non-interest income ratio	52.45%	54.15%	53.35%	44.67%	38.28%	39.19%	38.85%	38.56%	38.31%	38.28%
Efficiency ratio	64.77%	66.27%	66.73%	62.91%	54.88%	54.70%	57.21%	56.83%	58.73%	54.88%

[1] local board / high-low share prices during the quarter

[2] Earning assets = Interbank and money market items-net + Investments-net + Loans + Accrued interest receivables

[3] Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-performing loan

[4] Loans used in calculation are loans to general customers and loans to financial institutions

[5] Total income = Net income from interest and dividends + Non-interest income

[6] Consolidated means KASIKORNBANK PUBLIC COMPANY LIMITED, K Companies, P Companies, companies in MTGH Group and other subsidiaries

[7] Financial ratios are calculated on an annualized basis

Preparing of Consolidated financial statements

The consolidated financial statements comprise the Bank and subsidiaries, are as follows:

% Shareholding (Directly and Indirectly)	30 Sep 10	30 Jun 10 / 31 Dec 09
K Companies		
>> KASIKORN ASSET MANAGEMENT CO., LTD.	100.00	100.00
>> KASIKORN RESEARCH CENTER CO., LTD.	100.00	100.00
>> KASIKORN SECURITIES PCL	99.99	99.99
>> KASIKORN LEASING CO., LTD.	100.00	100.00
>> KASIKORN FACTORY & EQUIPMENT CO., LTD.	100.00	100.00
Phethai Asset Management Co., Ltd.	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00	100.00
K-SME Venture Capital Co., Ltd.	100.00	100.00
Progress Software Co., Ltd.	100.00	100.00
Progress Plus Co., Ltd.	100.00	100.00
Progress Appraisal Co., Ltd.	100.00	100.00
Progress Gunpai Co., Ltd.	100.00	100.00
Progress Management Co., Ltd.	100.00	100.00
Progress Facilities Management Co., Ltd.	100.00	100.00
Progress Service Co., Ltd.	100.00	100.00
Progress Land and Buildings Co., Ltd.	100.00	100.00
Progress Storage Co., Ltd.	100.00	100.00
Progress HR Co., Ltd.	100.00	100.00
Progress Service Support Co., Ltd.	100.00	100.00
Progress Collection Co., Ltd.	100.00	100.00
Progress Training Co., Ltd.	100.00	100.00
Progress Multi Insurance Broker Co., Ltd.*	100.00	-
Thanyathanathavee Co., Ltd.	100.00	100.00
Thanyathamrongkij Co., Ltd.	100.00	100.00
Thanyanithiwattana Co., Ltd.	100.00	100.00
Ruang Khao Puean Thai joint investment agreement	100.00	100.00
Muangthai Group Holding Co., Ltd.	51.00	51.00
Muang Thai Life Assurance Co., Ltd.	38.25	38.25
Muangthai Broker Co., Ltd.	49.98	49.98

* Progress Multi Insurance Broker Co., Ltd. was incorporated on 16 September 2010.

Summary Statement of Assets and Liabilities 1/


ธนาคารกสิกรไทย
KASIKORNBANK

As of 30 September 2010

Asset	Baht	Liabilities	Baht
Cash	23,714,853,924.07	Deposits	1,043,716,122,516.37
Interbank and money market items	86,677,919,567.95	Interbank and money market items	42,774,897,430.85
Investments, net	194,365,452,779.56	Liabilities payable on demand	13,238,706,565.77
(with obligations Baht 21,014,605,490.58)		Borrowings	76,752,998,003.55
Credit advances (net of allowance for doubtful accounts)	956,696,649,929.33	Financial institution's liabilities under acceptances	409,605,966.87
Accrued interest receivables	1,045,791,939.31	Other liabilities	62,130,694,727.53
Properties foreclosed, net	11,978,399,343.23	Total liabilities	1,239,023,025,210.94
Customers' liabilities under acceptances	409,605,966.87		
Premises and equipment, net	33,006,876,079.99		
Other assets, net	61,369,233,077.80		
		Equity	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	88,550,807,242.44
		Other reserves and profit and loss account	17,758,348,224.73
		Total equity	130,241,757,397.17
Total Assets	1,369,264,782,608.11	Total Liabilities and Equity	1,369,264,782,608.11
Customers' liabilities under unmatured bills	7,066,355,072.26	Financial institution's liabilities under unmatured bills	7,066,355,072.26
Total	1,376,331,137,680.37	Total	1,376,331,137,680.37

	Baht
Non-Performing Loans 2/(net) as of 30 September 2010 (Quarterly)	14,938,432,963.58
(1.45 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 30 September 2010 (Quarterly)	25,228,884,261.13
Actual provisioning for loan loss, as of 30 September 2010 (Quarterly)	35,602,282,776.46
Loans to related parties	57,032,962,771.11
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	1,459,489,885.18
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Regulatory capital	163,922,804,883.73
Changes in assets and liabilities this quarter as of 30 September 2010 due to fine from violating the Financial Institution Business Act B.E. 2551, Section........	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,550,056,457.44
Letters of credit	21,156,127,169.69

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 30 September 2010 (Quarterly) 31,064,162,137.19

(2.97 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Disclosure of capital maintenance information under the Notification of the Bank of Thailand

Re: Public Disclosure of Capital Maintenance for Commercial Banks

Location of disclosure	Website of the Bank under Investor Relations section at http://www.kasikornbank.com/EN/Investors/Pages/Investors.aspx
Date of disclosure	28 April 2010
Information as of	31 December 2009

(Kattiya Indaravijaya)
Executive Vice President

(Banthoon Lamsam)
Chief Executive Officer and President